SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the second three-month period ended June 30, 2022 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the second three-month period ended June 30, 2022 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2022 and 2021

(Unit : in billions of Korean Won)	2022 Apr.-Jun.	2021 Apr.-Jun.	Change	2022 Jan.-Jun.	2021 Jan.-Jun.	Change
Operating revenues	15,528	13,594	1,934	31,992	28,685	3,307
Operating income (loss)	-6,516	-753	-5,763	-14,303	-187	-14,116
Income (Loss) before income tax	-6,812	-984	-5,828	-14,917	-655	-14,262
Net income (loss)	-4,836	-662	-4,174	-10,762	-550	-10,212
Net income (loss) attributable to owners of the company	-4,837	-684	-4,153	-10,790	-604	-10,186

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2022 and 2021

(Unit : in billions of Korean Won)	2022 Apr.-Jun.	2021 Apr.-Jun.	Change	2022 Jan.-Jun.	2021 Jan.-Jun.	Change
Operating revenues	14,856	13,433	1,423	30,871	28,260	2,611
Operating income (loss)	-5,843	-1,033	-4,810	-15,005	-2,005	-13,000
Income (Loss) before income tax	-5,953	-1,120	-4,833	-14,984	-1,785	-13,199
Net income (loss)	-4,334	-806	-3,528	-10,811	-1,206	-9,605

Notes:

(1)	The figures for the first half period ended June 30, 2021 were changed from the Form 6-K dated August 13, 2021 due to the amendment of K-IFRS 1016, effective since January 1, 2022.
(2)	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sim, Kwang-sub
Name:	Sim, Kwang-sub
Title:	Corporate Vice President

Date: August 12, 2022